Exhibit (g)

AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

BETWEEN

OAKTREE STRATEGIC CREDIT FUND

AND

OAKTREE FUND ADVISORS, LLC

This Amended and Restated Investment Advisory Agreement (this “Agreement”) made effective as of April 20, 2022 (the “Effective Date”), by and between Oaktree Strategic Credit Fund, a Delaware statutory trust (the “Company”), and Oaktree Fund Advisors, LLC a Delaware limited liability company (the “Adviser”), amending and restating, in its entirety, the Investment Advisory Agreement, effective as of February 3, 2022, between the Company and the Adviser.

WHEREAS, the Company is a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”); and

WHEREAS, the Adviser is registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”); and

WHEREAS, the Company desires to retain the Adviser to furnish investment advisory services to the Company on the terms and conditions hereinafter set forth, and the Adviser wishes to be retained to provide such services;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1. Duties of the Adviser.

(a) The Company hereby appoints the Adviser to act as the investment adviser to the Company and to manage the investment and reinvestment of the assets of the Company, subject to the supervision of the Board of Trustees of the Company (the “Board”), for the period and upon the terms herein set forth, (i) in accordance with the investment objective, policies and restrictions that are set forth in the reports and/or registration statements that the Company files with the Securities and Exchange Commission (the “SEC”) from time to time; (ii) in accordance with all other applicable federal and state laws, rules and regulations, and the Company’s declaration of trust (the “Declaration of Trust”) and by-laws; and (iii) in accordance with the Investment Company Act. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement:

(A) determine the composition of the portfolio of the Company, the nature and timing of the changes therein and the manner of implementing such changes;

(B) identify, evaluate and negotiate the structure of the investments made by the Company;

(C) execute, close, monitor and service the Company’s investments;

(D) determine the securities and other assets that the Company will purchase, retain, or sell;

(E) perform due diligence on prospective portfolio companies; and

(F) provide the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably require for the investment of its funds.

(G) The Adviser shall, upon request by an official or agency administering the securities laws of a state (a “State Administrator”), submit to such State Administrator the reports and statements required to be distributed to the Company’s shareholders pursuant to this Agreement, any registration statement filed with the SEC and applicable federal and state law.

(H) The Adviser has a fiduciary responsibility and duty to the Company for the safekeeping and use of all the funds and assets of the Company, whether or not in the Adviser’s immediate possession or control. The Adviser shall not employ, or permit another to employ, such funds or assets except for the exclusive benefit of the Company. The Adviser shall not contract away any fiduciary obligation owed by the Adviser to the Company’s shareholders under common law.

(b) The Adviser shall have the power and authority on behalf of the Company to effectuate its investment decisions for the Company, including the negotiation, execution and delivery of all documents relating to the Company’s investments and the placing of orders for other purchase or sale transactions on behalf of the Company. The Adviser is hereby authorized, on behalf of the Company and at the direction of the Board pursuant to delegated authority, to possess, transfer, mortgage, pledge or otherwise deal in, and exercise all rights, powers, privileges and other incidents of ownership or possession with respect to, the Company’s investments and other property and funds held or owned by the Company, including, without limitation, exercising and enforcing rights with respect to any claims relating to such investments and other property and funds, including with respect to litigation, bankruptcy or other reorganization.

(c) The Adviser hereby accepts such appointment and agrees during the term hereof to render the services described herein for the compensation provided herein.

(d) The Adviser is hereby authorized to enter into one or more sub-advisory agreements with other investment advisers (each, a “Sub-Adviser”) pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in fulfilling its responsibilities hereunder. Specifically, the Adviser may retain a Sub-Adviser to recommend specific securities or other investments based upon the Company’s investment objective and policies, and work, along with the Adviser, in structuring, negotiating, arranging or effecting the acquisition or disposition of such investments and monitoring investments on behalf of the Company, subject to the oversight of the Adviser and the Company. The Adviser, and not the Company, shall be responsible for any compensation payable to any Sub-Adviser. Any sub-advisory agreement entered into by the Adviser shall be in accordance with the requirements of the Investment Company Act and other applicable federal and state law.

(e) The Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

(f) Subject to review by and the overall control of the Board, the Adviser shall keep and preserve, in the manner and for the period required by the Investment Company Act, any books and records relevant to the provision of its investment advisory services to the Company and shall specifically maintain all books and records with respect to the Company’s portfolio transactions and shall render to the Board such periodic and special reports as the Board may reasonably request. The Adviser agrees that all records that it maintains for the Company are the property of the Company and shall surrender promptly to the Company any such records upon the Company’s request, provided that the Adviser may retain a copy of such records.

2. Company’s Responsibilities and Expenses Payable by the Company.

All personnel of the Adviser, when and to the extent engaged in providing investment advisory services hereunder, and the compensation and routine overhead expenses of such personnel allocable to such services, shall be provided and paid for by the Adviser and not by the Company. The Company shall bear all other costs and expenses of its organization, operations, administration and transactions, including (without limitation) fees and expenses relating to: (a) all costs, fees, expenses and liabilities incurred in connection with the formation and organization of the Company and the offering and sale of the Company’s Common Shares, including expenses of registering or qualifying securities held by the Company for sale and blue sky filing fees, costs associated with technology integration between the Company’s systems and those of participating intermediaries, reasonable bona fide due diligence expenses of participating intermediaries supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of the Company’s escrow agent and transfer agent, fees to attend retail seminars sponsored by participating intermediaries and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, intermediaries, registered investment advisors or financial or other advisors, but excluding the shareholder servicing fee; (b) diligence and monitoring of the Company’s financial, regulatory and legal affairs, and, if necessary, enforcing rights in respect of investments (to the extent an investment opportunity is being considered for the Company and any other funds or accounts managed by the Adviser or its affiliates, the Adviser’s out-of-pocket expenses related to the due diligence for such investment will be shared with such other funds and accounts pro rata based on the anticipated allocation of such investment opportunity between the Company and the other funds and accounts); (c) the cost of calculating the Company’s net asset value (including the cost of any third-party valuation firms); (d) the cost of effecting sales and repurchases of the Common Shares and other securities; (e) Management and Incentive Fees (each as defined below) payable pursuant to this Agreement; (f) fees and expenses payable under any distribution manager and selected intermediary agreements, if any; (g) costs and expenses of any sub-administration agreements entered into by the Administrator (as defined below); (h) fees payable to third parties relating to, or associated with, making investments and valuing investments (including third-party valuation firms); (i) retainer, finder’s, placement, adviser, consultant, custodian, sub-custodian, depository (including a depository appointed pursuant to the AIFM Directive (as defined below) or pursuant to any national private placement regime in any jurisdiction, a Swiss representative and paying agent appointed pursuant to the Swiss representative and paying agent appointed pursuant to the Swiss Collective Investment Schemes Act (as amended) and the implementation thereof), transfer agent, trustee, disbursal, brokerage, registration, legal and other similar fees, commissions and expenses attributable to making or holding investments; (j) the reporting, filing and other compliance requirements (including expenses associated with the initial registrations, filings and compliance) contemplated by the AIFM Directive or any national private placement regime in any jurisdiction (including any reporting required in connection with Annex IV of the AIFM Directive); (k) fees and expenses associated with marketing efforts (including travel and attendance at investment conferences and similar events); (l) allocable out-of-pocket costs incurred in providing managerial assistance to those portfolio companies that request it; (m) fees, interest and other costs payable on or in connection with any indebtedness; (n) federal and state registration fees and other governmental charges; (o) any exchange listing fees; (p) federal, state and local taxes; (p) independent trustee’s fees and expenses; (q) brokerage commissions; (r) costs of proxy statements, shareholders’ reports and notices and any other regulatory reporting expenses; (s) costs of preparing government filings, including periodic and current reports with the SEC; (t) fidelity bond, liability insurance and other insurance premiums; (u) printing, mailing, independent accountants and outside legal costs; (v) costs of winding up and liquidation; (w) litigation, indemnification and other extraordinary or non-recurring expenses; (x) dues, fees and charges of any trade association of which the Company is a member; (y) research and software expenses, quotation equipment and services and other expenses incurred in connection with data services, including subscription costs, providing real-time price feeds, real-time news feeds, securities and company information, and company fundamental data attributable to such investments; (z) costs and expenses relating to investor reporting and communications; (aa) costs of preparing financial statements and maintaining books and records, costs of Sarbanes-Oxley Act of 2002 compliance and attestation and costs of preparing and filing reports or other documents with the SEC, Financial Industry Regulatory Authority, the Commodity Futures Trading Commission and other regulatory bodies and other reporting and compliance costs, including registration and exchange listing and the costs associated with reporting and compliance obligations under the Investment Company Act and any other applicable federal and state securities laws, and the compensation of professionals responsible for the foregoing; (bb) all other out-of-pocket expenses, fees and liabilities that are incurred by the Company or by the Adviser on behalf of the Company or that arise out of the operation and activities of the Company, including expenses related to organizing and maintaining persons through or in which investments may be made and the allocable portion of any Adviser costs, including personnel, incurred in connection therewith; (cc) accounting expenses, including expenses associated with the preparation of the financial statements and tax information reporting returns of the Company and the filing of various tax withholding forms and treaty forms by the Company; (cc) the allocable portion of the compensation of the Company’s Chief Financial Officer and Chief Compliance Officer and their respective staffs; and (dd) all other expenses incurred by Oaktree Fund Administration, LLC, as administrator (the “Administrator”), pursuant to the Administration Agreement, dated as of February 3, 2022 (the “Administration Agreement”), between the Administrator and the Company, an affiliate of the Administrator or the Company in connection with administering the Company’s business, including payments under the

Administration Agreement to the Administrator or such affiliate in an amount equal to the Company’s allocable portion of overhead and other expenses incurred by the Administrator or such affiliate in performing its obligations and services under the Administration Agreement, such as rent and the Company’s allocable portion of the cost of personnel attributable to performing such obligations and services, including, but not limited to, marketing, legal and other services performed by the Administrator or such affiliate for the Company. For the avoidance of doubt, the Company will bear its allocable portion of the costs of the compensation, benefits, and related administrative expenses (including travel expenses) of the Company’s officers who provide operational and administrative services pursuant to the Administration Agreement, their respective staffs and other professionals who provide services to the Company (including, in each case, employees of the Administrator or an affiliate) who assist with the preparation, coordination, and administration of the foregoing or provide other “back office” or “middle office” financial or operational services to the Company. Notwithstanding anything to the contrary contained herein, the Company shall reimburse the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator (or its affiliates) to such individuals (based on a percentage of time such individuals devote, on an estimated basis, to the business and affairs of the Company and in acting on behalf of the Company).

From time to time, the Adviser or its affiliates may pay third-party providers of goods or services. The Company will reimburse the Adviser or such affiliates thereof for any such amounts paid on the Company’s behalf.

In addition to the compensation paid to the Adviser pursuant to Paragraph 3 hereof, the Company shall reimburse the Adviser for all expenses of the Company incurred by the Adviser as well as the actual cost of goods and services used for or by the Company and obtained from entities not affiliated with the Adviser. The Adviser or its affiliates may be reimbursed for the administrative services performed by it or such affiliates on behalf of the Company pursuant to any separate administration or co-administration agreement with the Adviser; however, no reimbursement shall be permitted for services for which the Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement shall be: (A) rent or depreciation, utilities, capital equipment, and other administrative items of the Adviser; and (B) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any Controlling Person of the Adviser. The term “Controlling Person” shall mean a person, whatever his or her title, who performs functions for the Adviser similar to those of (i) the chairman or other member of a board of directors, (ii) executive officers or (iii) those holding 10% or more equity interest in the Adviser, or a person having the power to direct or cause the direction of the Adviser, whether through the ownership of voting securities, by contract or otherwise.

With respect to clause (a) of the first paragraph of this Paragraph 2, the Adviser and the Company have entered into the Expense Support and Conditional Reimbursement Agreement, dated as of February 3, 2022 (the “Expense Support Agreement”), pursuant to which the Adviser has agreed to advance all of the Company’s organization and offering expenses through the date on which the Company breaks escrow with respect to its investor subscriptions (the “Escrow Release Date”) for the initial offering of its Common Shares. Unless the Adviser elects to cover such expenses pursuant to the Expense Support Agreement, the Company will be obligated to reimburse the Adviser for such advanced expenses upon breaking escrow for such initial offering.

“AIFM Directive” means Directive 2011/61/EU of the European Parliament and of the Council dated 8 June 2011 on Alternative Investment Fund Managers, together with Commission Delegated Regulation (EU) No 231/2013 supplementing Directive 2011/61/EU, as well as any similar or supplementary law, rule or regulation including any equivalent or similar law, rule or regulation implemented in the United Kingdom as a result of its withdrawal from the European Union, or subordinate legislation thereto, as implemented in any relevant jurisdiction.

3. Compensation of the Adviser.

The Company agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a management fee (“Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. The Adviser agrees to waive its Management Fee and its Investment Income Incentive Fee (as defined below) for the first six months following the Escrow Release Date and may agree to further waivers or deferments, in whole or in part, of the Management Fee and/or the Incentive Fee. See Appendix A for examples of how these fees are calculated. The Company shall make any payments due hereunder to the Adviser or to the Adviser’s designee as the Adviser may otherwise direct. Any portion of a deferred fee payable to the Adviser shall be deferred without interest and may be paid in any quarter prior to the termination of this Agreement as the Adviser may determine upon written notice to the Company.

(a) The Management Fee will be calculated and payable monthly in arrears at an annual rate of 1.25% of the value of the Company’s net assets as of the beginning of the first calendar day of the applicable month. For purposes of this Agreement, “net assets” means the Company’s total net assets determined on a consolidated basis in accordance with generally accepted accounting principles in the United States (“GAAP”).

The Management Fee for any partial month or quarter shall be appropriately prorated (upon termination of this Agreement as of the termination date).

(b) The Incentive Fee shall consist of two parts, as follows:

(i) The “Investment Income Incentive Fee” will be calculated and payable quarterly in arrears based on the Company’s Pre-Incentive Fee Net Investment Income (as defined below) for the immediately preceding calendar quarter. The Company’s “Pre-Incentive Fee Net Investment Income” means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Company’s net assets at the end of the immediate preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter (including the Management Fee, expenses payable under the Administration Agreement, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any distribution and/or shareholder servicing fees). The Company’s Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with payment-in-kind interest and zero coupon securities), accrued income that has not yet been received in cash. For the avoidance of doubt, the Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income. The Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding calendar quarter, will be compared to a hurdle of 1.25% per quarter (5.0% annualized) (the “Hurdle Rate”). The Company will pay to the Adviser an Investment Income Incentive Fee each calendar quarter as follows:

(a)	No Investment Income Incentive Fee in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income does not exceed the Hurdle Rate;

(b)

100% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds the Hurdle Rate but is less than 1.4286% (5.714% annualized) rate of return on the value of the Company’s net assets as of the end of such calendar quarter (the “Catch-Up”), which is intended to provide the Adviser with 12.50% of the Pre-Incentive Fee Net Investment Income as if the Hurdle Rate did not apply, if the Pre-Incentive Fee Net Investment Income exceeds the Hurdle Rate in such calendar quarter; and

(c)

12.5% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds a 1.4286% (5.714% annualized) rate of return on the value of the Company’s net assets as of the end of such calendar quarter, so that once the Hurdle Rate is reached and the Catch-Up in (b) immediately above is achieved, 12.5% of the Pre-Incentive Fee Net Investment Income thereafter is allocated to the Adviser.

The foregoing calculations will be appropriately prorated for any period of less than three months and adjusted for any issuances or repurchases of the Common Shares during a calendar quarter.

(ii) The second part of the Incentive Fee is the “Capital Gains Incentive Fee”, determined and payable in arrears as of the end of each fiscal year (or upon termination of this Agreement) and equals 12.5% of cumulative realized capital gains from inception through the end of such fiscal year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP. Each fiscal year, the fee paid for the Capital Gains Incentive Fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. The Company will accrue, but will not pay, a Capital Gains Incentive Fee with respect to unrealized appreciation because a Capital Gains Incentive Fee would be owed to the Adviser if the Company were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to this Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

All fees that are payable under this Agreement for any partial period will be appropriately pro-rated.

(c) In certain circumstances the Adviser, any Sub-Adviser, or any of their respective affiliates, may receive compensation from a portfolio company in connection with the Company’s investment in such portfolio company. Any compensation received by the Adviser, Sub-Adviser, or any of their respective affiliates, attributable to the Company’s investment in any portfolio company, in excess of any of the limitations in or exemptions granted from the Investment Company Act, any interpretation thereof by the staff of the SEC, or the conditions set forth in any exemptive relief granted to the Adviser, any Sub-Adviser or the Company by the SEC, shall be delivered promptly to the Company and the Company will retain such excess compensation for the benefit of its unitholders.

4. Covenants of the Adviser.

(a) The Adviser covenants that it will maintain its registration as an investment adviser under the Advisers Act. The Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments.

(b) The Adviser shall prepare or shall cause to be prepared and distributed to shareholders during each year the following reports of the Company (either included in a periodic report filed with the SEC or distributed in a separate report) (i) within sixty (60) days of the end of each quarter, a report containing the same financial information contained in the Company’s Quarterly Report on Form 10-Q filed by the Company under the Exchange Act and (ii) within one hundred and twenty (120) days after the end of the Company’s fiscal year, (a) an annual report that shall include financial statements prepared in accordance with U.S. GAAP which are audited and reported on by independent certified public accountants; (b) a report of the material activities of the Company during the period covered by the report; (c) where forecasts have been provided to the Company’s shareholders, a table comparing the forecasts previously provided with the actual results during the period covered by the report; and (d) a report setting forth distributions to the Company’s shareholders for the period covered thereby and separately identifying distributions from: (A) cash flow from operations during the period; (B) cash flow from operations during a prior period which have been held as reserves; (C) proceeds from disposition of assets; and (D) reserves from the gross proceeds of the Company’s offering.

(c) From time to time and not less than quarterly, the Company shall cause the Adviser to review the Company’s accounts to determine whether cash distributions are appropriate. The Company may, subject to authorization by the Board, distribute pro rata to the Company’s shareholders funds which the Board deems unnecessary to retain in the Company. The Board may from time to time authorize the Company to declare and pay to the Company’s shareholders such dividends or other distributions, in cash or other assets of the Company or in securities of the Company, including in shares of one class or series payable to the holders of the shares of another class or series, or from any other source as the Board in its discretion shall determine. Any such cash distributions to the Adviser shall be made only in conjunction with distributions to shareholders and only out of funds properly allocated to the Adviser’s account. All such cash distributions shall be made only out of funds legally available therefor pursuant to the Delaware General Corporation Law, as amended from time to time.

(d) The Adviser shall, in its sole discretion, temporarily place proceeds from offerings by the Company of its equity securities into short-term, highly liquid investments which, in its reasonable judgment, afford appropriate safety of principal during such time as it is determining the composition and allocation of the portfolio of the Company and the nature, timing and implementation of any changes thereto pursuant to Paragraph 1 of this Agreement; provided however, that the Adviser shall be under no fiduciary obligation to select any such short-term, highly liquid investment based solely on any yield or return of such investment. The Adviser shall cause any proceeds of the offering of Company securities not committed for investment within the later of two years from the date of effectiveness of the Company’s Registration Statement on Form N-2 (File No. 333-261775) or one year from termination of the offering, unless a longer period is permitted by the applicable State Administrator, to be paid as a distribution to the shareholders of the Company as a return of capital without deduction of a sales load.

5. Brokerage Commissions.

(a) The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Company to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Company’s portfolio, and constitutes the best net results for the Company.

(b) All Front End Fees (as defined in the Declaration of Trust) shall be reasonable and shall not exceed eighteen percent (18%) of the gross proceeds of any offering, regardless of the source of payment and the percentage of gross proceeds of any offering committed to investment shall be at least eighty-two percent (82%). All items of compensation to underwriters or dealers, including, but not limited to, selling commissions, expenses, rights of first refusal, consulting fees, finders’ fees and all other items of compensation of any kind or description paid by the Company, directly or indirectly, shall be taken into consideration in computing the amount of allowable Front End Fees.

6. Other Activities of the Adviser.

The services of the Adviser to the Company are not exclusive. Subject to the provisions of the Company’s Declaration of Trust, the Adviser and its managers, partners, principals, officers, employees and agents shall be free to act for their own account or the account of any other person, and to engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment based accounts or commingled pools of capital, however structured, having investment objectives similar to those of the Company, so long as the Adviser’s services to the Company hereunder are not impaired thereby. The Company agrees that the Adviser may give advice and take action in the performance of its duties with respect to any of its other clients which may differ from advice given or the timing or nature of action taken with respect to the investments of the Company. Nothing in this Agreement shall limit or restrict the right of any manager, partner, principal, officer, employee or agent of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Company’s portfolio companies, subject to applicable law). So long as this Agreement or any extension, renewal or amendment remains in effect, the Adviser shall be the only investment adviser for the Company, subject to the Adviser’s right to enter into sub-advisory agreements. The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. It is understood that trustees, managers, officers, employees and shareholders of the Company are or may become interested in the Adviser and its affiliates, as directors, officers, employees, partners, principals, stockholders, members, managers, agents or otherwise, and that the Adviser and directors, officers, employees, partners, principals, stockholders, members, managers and agents of the Adviser and its affiliates are or may become similarly interested in the Company as shareholders or otherwise.

7. Responsibility of Dual Trustees, Officers and/or Employees.

If any person who is a manager, partner, principal, officer, employee or agent of the Adviser is or becomes a trustee, manager, officer and/or employee of the Company and acts as such in any business of the Company, then such manager, partner, principal, officer, employee and/or agent of the Adviser shall be deemed to be acting in such capacity solely for the Company, and not as a manager, partner, principal, officer, employee or agent of the Adviser or under the control or direction of the Adviser, even if paid by the Adviser.

8. Limitation of Liability of the Adviser; Indemnification.

(a) The Adviser (and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with the Adviser) shall not be liable to the Company for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Company (except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services), and the Company shall indemnify, defend and protect the Adviser (and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with the Adviser, each of whom shall be deemed a third party beneficiary hereof) (collectively, the “Indemnified Parties”) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under this Agreement or otherwise as an investment adviser of the Company. Notwithstanding the preceding sentence of this Paragraph 8 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Company or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties or by reason of the reckless disregard of the Adviser’s duties and obligations under this Agreement.

The following provisions in Paragraph 8(b)-(c) shall not apply in respect of Brookfield Oaktree Wealth Solutions LLC.

(b) Notwithstanding Paragraph 8(a) to the contrary, the Company shall not provide for indemnification of an Indemnified Party for any liability or loss suffered by an Indemnified Party, nor shall the Company provide that any of the Indemnified Parties be held harmless for any loss or liability suffered by the Company, unless all of the following conditions are met: (i) the Company has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of the Company; (ii) the Company has determined, in good faith, that the Indemnified Party was acting on behalf of or performing services for the Company; (iii) the Company has determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the Indemnified Party is the Adviser or an Affiliate (as defined in the Declaration of Trust) of the Adviser, or (B) gross negligence or willful misconduct, in the case that the Indemnified Party is a director of the Company who is not also an officer of the Company or the Adviser or an Affiliate of the Adviser; and (iv) such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from the Company shareholders.

Furthermore, the Indemnified Party shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met: (A) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the Indemnified Party; (B) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the Indemnified Party; or (C) a court of competent jurisdiction approves a settlement of the claims against the Indemnified Party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which Common Shares were offered or sold as to indemnification for violations of securities laws.

(c) The Company may pay or reimburse reasonable legal expenses and other costs incurred by the Indemnified Party in advance of final disposition of a proceeding only if all of the following are satisfied: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (ii) the Indemnified Party provides the Company with written affirmation of such Indemnified Party’s good faith belief that the Indemnified Party has met the standard of conduct necessary for indemnification by the Company; (iii) the legal proceeding was initiated by a third party who is not a Company shareholder, or, if by a Company shareholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and (iv) the Indemnified Party provides the Company with a written agreement to repay the amount paid or reimbursed by the Company, together with the applicable legal rate of interest thereon, if it is ultimately determined that the Indemnified Party did not comply with the requisite standard of conduct and is not entitled to indemnification.

9. Effectiveness, Duration and Termination of Agreement.

(a) This Agreement shall become effective as of the Effective Date. This Agreement shall remain in effect for two years from the Effective Date, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (i) the vote of the Board or a majority of the outstanding voting securities of the Company and (ii) the vote of a majority of the Company’s trustees who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any such party, in accordance with the requirements of the Investment Company Act. This Agreement may be terminated at any time, without the payment of any penalty, (1) upon 60 days’ written notice, by the vote of a majority of the outstanding voting securities of the Company, or by the vote of a majority of the Company’s trustees, or (2) upon 120 days’ written notice, by the Adviser. This Agreement shall automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act). Further, notwithstanding the termination or expiration of this Agreement as aforesaid, the Adviser shall be entitled to any amounts owed under Paragraph 3 through the date of termination or expiration.

(b) After the termination of this Agreement, the Adviser shall not be entitled to compensation for further services provided hereunder, except that it shall be entitled to receive from the Company within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to the Adviser prior to termination of this Agreement, including any deferred fees. The Adviser shall promptly upon termination: (i) deliver to the Board a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board; (ii) deliver to the Board all assets and documents of the Company then in custody of the Adviser; and (iii) cooperate with the Company to provide an orderly management transition.

(c) Without the approval of holders of a majority of the Common Shares entitled to vote on the matter, or such other approval as may be required under the mandatory provisions of any applicable laws or regulations, or other provisions of the Declaration of Trust, the Adviser shall not: (i) modify this Agreement except for amendments that do not adversely affect the rights of the shareholders; (ii) appoint a new Adviser (other than a sub-adviser pursuant to the terms of this Agreement and applicable law); (iii) sell all or substantially all of the Company’s assets other than in the ordinary course of the Company’s business or as otherwise permitted by law; or (iv) except as otherwise permitted herein, voluntarily withdraw as the Adviser unless such withdrawal would not affect the tax status of the Company and would not materially adversely affect the shareholders.

(d) The Company may terminate the Adviser’s interest in the Company’s revenues, expenses, income, losses, distributions and capital by payment of an amount equal to the then present fair market value of the terminated Adviser’s interest, determined by agreement of the terminated Adviser and the Company. If the Company and the Adviser cannot agree upon such amount, the parties will submit to binding arbitration which cost will be borne equally by the Adviser and the Company. The method of payment to the terminated Adviser must be fair and must protect the solvency and liquidity of the Company.

10. Conflicts of Interest and Prohibited Activities

(a) The Adviser is not hereby granted or entitled to an exclusive right to sell or exclusive employment to sell assets for the Company.

(b) The Adviser shall not: (i) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws or under the North American Securities Administrators Association’s Omnibus Guidelines Statement of Policy (the “Omnibus Guidelines”); (ii) participate in any reciprocal business arrangement that would circumvent (A) provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions or (B) the Omnibus Guidelines; (iii) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws or under the Omnibus Guidelines; or (iv) enter into any agreement, arrangement or understanding that would circumvent Section V.G of the Omnibus Guidelines.

(c) The Adviser shall not directly or indirectly pay or award any fees or commissions or other compensation to any person engaged to sell Common Shares or give investment advice to a potential shareholder; provided, however, that this subsection shall not prohibit the payment to a registered broker-dealer or other properly licensed agent of normal sales commissions or other compensation (including cash compensation and non-cash compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing Common Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under this Agreement.

(d) The Adviser covenants that it shall not permit or cause to be permitted the Company’s funds to be commingled with the funds of any other person and the funds will be protected from the claims of affiliated companies.

11. Access to Shareholder List.

If a shareholder requests a copy of the Shareholder List pursuant to Section 11.3 of the Company’s Declaration of Trust or any successor provision thereto (the “Shareholder List Provision”), the Adviser is hereby authorized to request a copy of the Shareholder List from the Company’s transfer agent and send a copy of the Shareholder List to any shareholder so requesting in accordance with the Shareholder List Provision. The Adviser and the Board shall be liable to any shareholder requesting the list for the costs, including attorneys’ fees, incurred by that shareholder for compelling the production of the Shareholder List, and for actual damages suffered by any shareholder by reason of such refusal or neglect. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the Shareholder List is to secure such list of shareholder or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a shareholder relative to the affairs of the Company.

12. Notices.

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at its principal office.

13. Amendments.

This Agreement may be amended by mutual consent.

14. Entire Agreement; Governing Law.

This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of New York. For so long as the Company is regulated as a BDC under the Investment Company Act, this Agreement shall also be construed in accordance with the applicable provisions of the Investment Company Act. In such case, to the extent the applicable laws of the State of New York, or any of the provisions herein, conflict with the provisions of the Investment Company Act, the latter shall control. To the fullest extent permitted by law, in the event of any dispute arising out of the terms and conditions of this Agreement, the parties hereto consent and submit to the jurisdiction of the courts of the State of New York in the county of New York and of the U.S. District Court for the Southern District of New York.

15. Forum Selection.

Any legal action or proceeding with respect to this Agreement or the services provided hereunder or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns must be brought and determined in the state or United States district courts of the State of New York (and may not be brought or determined in any other forum or jurisdiction), and each party hereto submits with regard to any action or proceeding for itself and in respect of its property, generally and unconditionally, to the sole and exclusive jurisdiction of the aforesaid courts.

16. No Third Party Beneficiary.

Other than expressly provided for in Paragraph 8 of this Agreement, this Agreement does not and is not intended to confer any rights or remedies upon any person other than the parties to this Agreement; there are no third-party beneficiaries of this Agreement, including but not limited to shareholders of the Company.

17. Severability.

Every term and provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such term or provision will be enforced to the maximum extent permitted by law and, in any event, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

18. Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which taken together shall constitute a single agreement.

19. Survival of Certain Provisions.

The provisions of Paragraph 8 of this Agreement shall survive any termination or expiration of this Agreement and the dissolution, termination and winding up of the Company.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

OAKTREE STRATEGIC CREDIT FUND

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	General Counsel and Secretary

OAKTREE FUND ADVISORS, LLC

By:	/s/ Mary Gallegly
Name:	Mary Gallegly
Title:	Managing Director

By:	/s/ Matthew Stewart
Name:	Matthew Stewart
Title:	Senior Vice President

[Signature Page to Oaktree Strategic Credit Fund A&R Investment Advisory Agreement]

Appendix A

Example 1: Income Related Portion of Incentive Fee(1):

Alternative 1—Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%.

Hurdle Rate(2) = 1.25%.

Management Fee(3) = 0.3125%.

Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.25%.

Pre-Incentive Fee Net Investment Income =

(investment income – (Management Fee + other expenses)) = 0.6875%.

Pre-Incentive Net Investment Income does not exceed Hurdle Rate, therefore there is no Investment Income Incentive Fee.

Alternative 2—Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.90%.

Hurdle Rate(2) = 1.25%.

Management Fee(3) = 0.3125%.

Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.25%.

Pre-Incentive Fee Net Investment Income =

(investment income – (Management Fee + other expenses)) = 1.3375%

Catch-Up = 1.3375% – 1.25% =0.0875%

Incentive Fee = 100% × (1.3375% – 1.25%) = 0.0875%.

Alternative 3—Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.50%.

Hurdle Rate(2) = 1.25%.

Management Fee(3) = 0.3125%.

Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.25%.

Pre-Incentive Fee Net Investment Income =

(investment income – (Management Fee + other expenses)) = 1.9375%.

Incentive Fee = 12.5% × Pre-Incentive Fee Net Investment Income, subject to “catch-up” (5).

Incentive Fee = (100% × “catch-up”) + (12.5% × (Pre-Incentive Fee Net Investment Income – 1.4286%)).

Catch-Up = 1.4286% – 1.25% = 0.1786%.

Incentive Fee = (100% × 0.1786%) + (12.5% × (1.9375% – 1.4286%))

= 0.1786% + (12.5% × 0.5089%)

= 0.1786% + 0.0636%

= 0.2422%.

Example 2: Capital Gains Portion of Incentive Fee:

Alternative 1—Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”).

•	Year 2: Investment A sold for $50 million and fair market value (“FMV”) of Investment B determined to be $32 million.

•	Year 3: FMV of Investment B determined to be $25 million.

•	Year 4: Investment B sold for $31 million.

The Capital Gains Incentive Fee, if any, would be:

Year 1: None.

Year 2: $3.75 million Capital Gains Incentive Fee, calculated as follows: $30 million realized capital gains on sale of Investment A multiplied by 12.5%.

Year 3: None; calculated as follows:(6) $3.125 million cumulative fee (12.5% multiplied by $25 million ($30 million cumulative capital gains less $5 million cumulative unrealized capital depreciation)) less $3.75 million (previous capital gains fee paid in Year 2).

Year 4: $125,000 Capital Gains Incentive Fee, calculated as follows: $3.875 million cumulative fee (12.5% multiplied by $31 million cumulative realized capital gains ($30 million from Investment A and $1 million from Investment B)) less $3.75 million (previous capital gains fee paid in Year 2).

Alternative 2—Assumptions

•	Year 1: $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”).

•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million.

•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million.

•	Year 4: FMV of Investment B determined to be $35 million.

•	Year 5: Investment B sold for $20 million.

The capital gains portion of the incentive fee, if any, would be:

•	Year 1: None.

•

Year 2: $3.125 million Capital Gains Incentive Fee, calculated as follows: 12.5% multiplied by $25 million ($30 million realized capital gains on sale of Investment A less $5 million unrealized capital depreciation on Investment B).

•

Year 3: $875,000 Capital Gains Incentive Fee, calculated as follows: $4 million cumulative fee (12.5% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million cumulative unrealized capital depreciation)) less $3.125 million (previous capital gains fee paid in Year 2).

•

Year 4: $375,000 capital gains incentive fee, calculated as follows: $4.375 million cumulative fee (12.5% multiplied by $35 million cumulative realized capital gains) less $4 million (previous cumulative capital gains fee paid in Year 2 and Year 3).

•

Year 5: None. $3.125 million cumulative fee (12.5% multiplied by $25 million ($35 million cumulative realized capital gains less $10 million realized capital losses)) less $4.375 million (previous cumulative capital gains fee paid in Years 2, 3 and 4).

Notes:

1.

The hypothetical amount of Pre-Incentive Fee Net Investment Income shown is expressed as a rate of return as of the beginning and the end of the immediately preceding calendar quarter. Solely for purposes of these illustrative examples, it has been assumed that the Company has not incurred any leverage. However, the Company expects to use leverage to partially finance its investments.

2.	Represents 5.0% annualized Hurdle Rate.
3.	Represents 1.25% annualized Management Fee.
4.	Hypothetical other expenses. Excludes organizational and offering expenses.
5.

The “catch-up” provision is intended to provide the Adviser with an Incentive Fee of approximately 12.5% on all of the Pre-Incentive Fee Net Investment Income as if a Hurdle Rate did not apply when the net investment income exceeds 1.43% in any calendar quarter.